UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

October 26, 2007

To whom it may concern:

Mizuho Securities Co., Ltd.

Financial Results for the six months ended September 30, 2007

Mizuho Securities Co., Ltd. (hereafter “the Company”) hereby announces today, the financial results for the six months ended September 30, 2007.

1. Outline of the Financial Results for the six months ended September 30, 2007

(1) Consolidated Financial Results

The Company’s consolidated financial results for the six months ended September 30, 2007 were an ordinary loss of 33.4 billion yen and a net loss of 27.0 billion yen, which were due to posting a trading loss of 15.9 billion yen, a decrease of 45.9 billion yen on a year-on-year basis, despite a steady performance in investment banking business such as bond underwriting with commission earnings of 35.0 billion yen, the almost same level on a year-on-year basis. This trading loss was primarily incurred as a result of conducting appropriate mark-to-market evaluations, based on the prices quoted by external institutions, of CDOs (Collateralized Debt Obligation) as well as various financial assets warehoused for originating new CDOs held by the Company’s London subsidiary which has been conducting the CDO business, in light of the securitization market turbulence and liquidity squeeze. Under such market conditions, the overall operations of the London subsidiary’s CDO business were affected although it was not engaged in the subprime loan business or the RMBS business which securitizes subprime loans.

Please refer to the exhibit for Outline of Financial Results.

(2) Non-consolidated Financial Results

The Company’s non-consolidated results for the six months ended September 30, 2007 were an ordinary profit of 5.4 billion yen and a net profit of 3.6 billion yen. Ordinary profit was down 72% and net profit was down 70% respectively on a year-on-year basis.

2. Prospect of the Company’s Operations

Instability of the market is expected to continue for a while and the Company’s policy is to take cautious approaches with a closer look at the market conditions. As an investment bank operating globally, the Company, under the recognition that the CDO business is vital in responding to our client’s needs, plans to continue the business.

The Company will review the London subsidiary’s business lines and overall administrative organization such as business and risk management. Also, the Company has set up a task force as of October 3, 2007 to improve and strengthen its business promotion and risk management regarding global market operations including U.S. and Europe. It will review across organizations and conduct necessary measures as soon as possible.

The Company, subject to regulatory approvals, will merge with Shinko Securities Co., Ltd. January next year. The management and staff of the Company are committed to starting as a new full-service “Mizuho Securities” with the management target of aiming to become “Japan’s leading full-service securities company that conducts investment banking business on a global basis”.

            <Contact>

Mizuho Securities Co., Ltd. Corporate Communications 81-3-5208-2030

(Exhibit) Outline of Financial Results for the 6 months period ended September 30, 2007

•	Consolidated financial results of Mizuho Securities were an ordinary loss of 33.4 billion yen and a net loss of 27.0 billion yen.

Net profit for the period decreased by 38.0 billion yen on a year on year basis due to a decrease of 45.9 billion yen in trading profit, resulted in a trading loss of 15.9 billion yen. As for the trading profit, the result for the first quarter was a profit of 27.4 billion yen, and a loss of 43.4 billion yen for the second quarter. The loss of 43.4 billion yen consists of a fixed income trading loss of 31.1 billion yen and an equity trading loss of 12.2 billion yen.

The trading loss was mainly due to;

a)	the mark down of trading assets as a result of mark-to-market valuation reflecting the decline of market prices; especially the mark down of securitized products which were warehoused by Mizuho International plc, the wholly owned subsidiary in London, for the purpose of structuring CDOs.

b)	and a loss incurred in trading of Japanese and foreign equities amid decline of stock markets.

both of which were resulted under the circumstances such as a result of dislocation of the credit market stemmed from the subprime loans issues.

Summary of Consolidated Statements of Operations

(Unit: Billions of Yen)

	6 months ended September 30, 2006	6 months ended September 30, 2007
		1Q FY 2007	2Q FY 2007		Year on Year Comparison
Commission	35.6	17.2	17.8	35.0	(0.6)
Trading Profit	29.9	27.4	(43.4)	(15.9)	(45.9)
Bonds	21.9	19.0	(31.1)	(12.1)	(34.1)
Stocks	7.9	8.4	(12.2)	(3.8)	(11.8)
Net Interest Income and Dividend	10.0	4.6	8.5	13.1	3.1
Net Operating Revenues	75.2	50.0	(13.7)	36.2	(38.9)
Selling, General and Administrative Expenses	55.5	35.3	33.4	68.7	13.2
Ordinary Profit (Loss)	19.5	14.4	(47.8)	(33.4)	(53.0)
Net Profit (Loss)	11.0	6.1	(33.1)	(27.0)	(38.0)